U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-54554

[   ] Form 10-K    [   ] Form 20-F    [   ] Form 11-K   [X] Form 10-Q    [   ] Form 10-D   [   ] Form N-SAR   [   ] Form N-CSR

For period ended: March 31, 2020

[   ] Transition Report on Form 10-K

[   ]  Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ]  Transition Report on Form 10-Q

[   ]  Transition Report on Form N-SAR

For the Transition Period Ended:   N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

THERAPEUTIC SOLUTIONS INTERNATIONAL, INC.
Full Name of Registrant:

4093 Oceanside Boulevard, Suite B
Address of Principal Executive Office

Oceanside, California 92056
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

Therapeutic Solutions International, Inc. (the “Company”) will continue to rely on the Securities and Exchange Commission’s Order under Section 36 of the Securities Exchange Act of 1934 Granting Exemptions From Specified Provisions of the Exchange Act and Certain Rules Thereunder dated March 25 Order (Release No. 34-88465) (the “Order”) to delay the filing of its Quarterly Report on Form 10-Q for the period ended March 31, 2020 (the “Report”) due to the circumstances related to COVID-19. In particular, COVID-19 has caused severe disruptions in transportation and limited access to the Company’s facilities resulting in limited support from its staff and professional advisors. This has, in turn, delayed the Company’s ability to complete its audit and prepare the Report. The Company filed an 8-K on May 29, 2020 disclosing that it expected to file the Report no later than June 29, 2020 (which is 45 days from the Report’s original filing deadline of May 15, 2020).  Due to continued delays caused by COVID-19 that continue to cause severe disruptions in transportation and limited access to the Company’s facilities resulting in limited support from its staff and professional advisors, the 10-Q will be ﬁled on or before the ﬁfth calendar day following the extended due date not falling on a holiday or weekend, which would be July 6, 2020.

In light of the current COVID-19 pandemic, the Company will be including the following Risk Factor in its Report:

An occurrence of an uncontrollable event such as the COVID-19 pandemic may negatively affect our operations.

The occurrence of an uncontrollable event such as the COVID-19 pandemic may negatively affect our operations. A pandemic typically results in social distancing, travel bans and quarantine, and this may limit access to our facilities, customers, management, support staff and professional advisors. These factors, in turn, may not only impact our operations, financial condition and demand for our goods and services but our overall ability to react timely to mitigate the impact of this event. Also, it may hamper our efforts to comply with our filing obligations with the Securities and Exchange Commission.

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Timothy G. Dixon	760	295-7208
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes [   ] No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ] Yes [X] No

THERAPEUTIC SOLUTIONS INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 29, 2020By: /s/ Timothy G. Dixon

Name: Timothy G. Dixon

Title: Chief Executive Officer